Snipp Crosses US$15MM of Sales Bookings in 2018, Largest in Company

History

TORONTO, Dec. 17, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX-V: SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has crossed US$15MM in annual sales bookings for the first time in company history. Snipp reached this achievement in the second week of December and this total is expected to grow as additional bookings are added in the final weeks of the year. Historically Q4 is a big quarter for sales and Q4 2018 is shaping up to be another strong bookings quarter, setting the stage for a fast start to 2019.

“We are very pleased to have reached this milestone before the close of the year, a great testament to our technology platforms, strategic outlook and ability to consistently deliver value to our diverse and evolving roster of clients,” said Atul Sabharwal, Chief Executive Officer at Snipp. “I am especially proud of our team, who continue to develop new and improved ways to help our clients achieve their marketing objectives. We are ending 2018 with real momentum and a growing roster of unique, best-in-class solutions for our customers. Our goal for 2019 is to demonstrate growth and profitability as we layer on additional long-term contracts. Based on recent announcements, it is easy to see that our contracts are getting larger as we become embedded within our Fortune 500 brands, so our outlook for next year is very encouraging. We would also like to take this opportunity to wish all of our partners and stakeholders Happy Holidays and a great 2019!”

While the figures mentioned above reflect the total revenues booked, please note that the projects are spread across multiple time periods and the associated revenues will be recognized per Snipp’s established revenue recognition policies.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the Toronto Stock Venture Exchange (TSX-V) in Canada and is also quoted on the OTC Pink marketplace under the symbol SNIPF. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA on Deloitte’s 2018 Technology Fast 500™, for the third year in a row

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FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive

Jaisun Garcha

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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